				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2017 (i)(ii)	2016 (ii)	2015 (iv)	2014 (iv)	2013
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (iii)	$862.8	$648.1	$654.3	$692.0	$532.8
Interest expense	100.2	97.7	81.9	72.8	80.6
Portion of rents representative of an appropriate interest factor	19.8	20.3	21.3	25.4	35.5
Distributed income of equity investments	12.5	13.0	16.5	25.5	12.5
Pretax income as adjusted	$995.3	$779.1	$774.0	$815.7	$661.4

Fixed Charges:
Interest expense	$100.2	$97.7	$81.9	$72.8	$80.6
Capitalized interest	0.3	0.5	0.7	0.9	1.1
Portion of rents representative of an appropriate interest factor	19.8	20.3	21.3	25.4	35.5
Fixed charges before preference dividends	120.3	118.5	103.9	99.1	117.2
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.2	0.3	0.3	0.3	0.3
Total fixed charges	$120.5	$118.8	$104.2	$99.4	$117.5

Ratio of earnings to fixed charges and preference dividends	8.3	6.6	7.4	8.2	5.6

Ratio of earnings to fixed charges	8.3	6.6	7.4	8.2	5.6
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2017, the Company recognized a $413.0 million net tax benefit as a result of the Tax Cuts and Jobs Act (the “Tax Reform Act”), which was signed into law December 22, 2017.
(ii) During 2017 and 2016, the Company recognized a benefit of $44.1 million and $62.8 million, respectively, related to a credit available for the excise tax included in the price of fuel that is purchased and consumed in locomotives and certain work equipment in Mexico.
(iii) During 2015, 2014 and 2013, the Company recognized pre-tax debt retirement and exchange costs of $7.6 million, $6.6 million and $119.2 million, respectively, related to debt restructuring activities that occurred during the periods.
(iv) During 2015 and 2014, the Company recognized pre-tax lease termination costs of $9.6 million and $38.3 million, respectively, due to the early termination of certain operating leases and the related purchase of equipment.